                                                                  Exhibit 12(a)


                           J. C. Penney Company, Inc.
                       (the Company and all subsidiaries)

      Computation of Ratios of Available Income to Combined Fixed Charges
                    and Preferred Stock Dividend Requirement

                                             52 weeks      53 weeks
                                              ended         ended
                                             --------      --------
                                             July 30,      July 31,
                                               1994          1993
                                             --------      --------
($ Millions)

Income from continuing operations
  (before income taxes,
  before capitalized interest,
  but after preferred stock dividend)         $1,620        $1,308
                                              ------        ------

Fixed charges

  Interest (including capitalized
   interest)

     On operating leases                          97            96
     On short term debt                           62            38
     On long term debt                           225           269
     On capital leases                             9             9
     Other, net                                    0            12
                                               ------       ------
          Total fixed charges                     393          424

Preferred stock dividend, before taxes             51           52
                                               ------       ------

Combined fixed charges and preferred stock
  dividend requirement                            444          476
                                               ------       ------

Total available income                         $2,064       $1,784
                                               ======       ======

Ratio of available income to combined
  fixed charges and preferred stock
  dividend requirement                            4.6          3.8
                                               ======       ======

The interest cost of the LESOP notes guaranteed by the Company is not included in fixed charges above.

The Company believes that, due to the seasonal nature of its business, ratios for a period other than a 52 or 53 week period are inappropriate.